

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2018

Glenn Deegan, Esq.
Vice President, Legal & Human Resources, General Counsel and Secretary
Altra Industrial Motion Corp.
300 Granite Street, Suite 201
Braintree, MA 02184

>   **Re: Altra Industrial Motion Corp.**
>   **PREM14A filed May 8, 2018**
>   **File No. 001-33209**

Dear Mr. Deegan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Division of Corporation Finance
>   Office of Manufacturing and
>   Construction